UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

Casella Waste Systems, Inc.

(Name of issuer)

Class A Common Stock, $0.01 par value per share

(Title of class of securities)

147448104

(CUSIP number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 147448104	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON: Whippoorwill Associates, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,255,053 (see Item 4(c))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,255,053 (see Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,255,053 (see Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (see Item 4(b))

12	TYPE OF REPORTING PERSON (See Instructions) CO; IA

CUSIP No. 147448104	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Shelley F. Greenhaus

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,255,053 (see Item 4(c))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,255,053 (see Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,255,053 (see Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (see Item 4(b))

12	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No. 147448104	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Steven K. Gendal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)* (a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,255,053 (see Item 4(c))
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,255,053 (see Item 4(c))

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,255,053 (see Item 4(a))

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8% (see Item 4(b))

12	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No. 147448104	13G	Page 5 of 10 Pages

This Amendment No. 1 (this "Statement") to the statement on Schedule 13G originally filed on September 9, 2013 (the “Original Statement”) amends and restates the Original Statement in its entirety, is being filed by Whippoorwill Associates, Inc. ("Whippoorwill"), Shelley F. Greenhaus and Steven K. Gendal, and relates to the shares of Class A Common Stock, par value $0.01 per share ("Class A Common Shares") of Casella Waste Systems, Inc. (the "Company"), a Delaware corporation.

Item 1	(a)	Name of Issuer:
Casella Waste Systems, Inc.

	(b)	Address Of Issuer's Principal Executive Offices:
25 Greens Hill Lane
Rutland, Vermont 05701

Item 2	(a)	Name of Person Filing:
Whippoorwill Associates, Inc.
Shelley F. Greenhaus, as President and Principal of Whippoorwill
Steven K. Gendal, as Principal of Whippoorwill

	(b)	Address of Principal Business Office, or, if none, Residence:

The principal business address of Whippoorwill is 11 Martine Avenue, White Plains, New York 10606.

The principal business address of Messrs. Greenhaus and Gendal is c/o Whippoorwill Associates, Inc., 11 Martine Avenue, White Plains, New York 10606

	(c)	Citizenship:
Whippoorwill – Delaware
Mr. Greenhaus – United States
Mr. Gendal – United States

	(d)	Title of Class of Securities:
Class A Common Stock, par value $0.01 per share

	(e)	Cusip Number:
147448104

CUSIP No. 147448104	13G	Page 6 of 10 Pages

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group in accordance with §240.13d-1(b)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

CUSIP No. 147448104	13G	Page 7 of 10 Pages

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

      As of December 31, 2013, Whippoorwill may be deemed to be the beneficial owner of an aggregate of 2,255,053 Class A Common Shares, representing 5.8% of the Class A Common Shares.

      The Class A Common Shares disclosed herein as beneficially owned by Whippoorwill are held for the account of various funds and third party accounts for which Whippoorwill has discretionary authority and acts as general partner or investment manager.

      As of December 31, 2013, Messrs. Greenhaus and Gendal may each be deemed the beneficial owner of 2,255,053 Class A Common Shares deemed to be beneficially owned by Whippoorwill, as described above. Mr. Greenhaus is the President and a Principal of Whippoorwill. Mr. Gendal is a Principal of Whippoorwill.

(b) Percent of class:
5.8% (based on 39,011,087 Class A Common Shares outstanding as of November 15, 2013, as reported in the Company's Quarterly Report on Form 10-Q filed December 6, 2013).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote
0

(ii) Shared power to vote or to direct the vote
2,255,053 (see Item 4(a))

(iii) Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of
2,255,053 (see Item 4(a))

CUSIP No. 147448104	13G	Page 8 of 10 Pages

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf Of Another Person

Clients of Whippoorwill have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares reported as beneficially owned by Whippoorwill and Messrs. Greenhaus and Gendal. None of the client accounts, limited partnerships or funds over which Whippoorwill, Mr. Geenhaus or Mr. Gendal have discretionary authority holds more than 5% of the Class A Common Shares.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Item 4(a) regarding Messrs. Greenhaus and Gendal.

Item 8	Identification and Classification of Members of the Group

  Not applicable.

Item 9	Notice of Dissolution of Group

   Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 147448104	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify as of February 14, 2014 that the information set forth in this statement is true, complete and correct.

WHIPPOORWILL ASSOCIATES, INC.

By:	/s/ Shelley F. Greenhaus
Name:	Shelley F. Greenhaus
Title:	President

Shelley F. Greenhaus

By:	/s/ Shelley F. Greenhaus
Name:	Shelley F. Greenhaus

Steven K. Gendal

By:	/s/ Steven K. Gendal
Name:	Steven K. Gendal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 147448104	13G	Page 10 of 10 Pages

EXHIBIT A

SCHEDULE 13G JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

WHIPPOORWILL ASSOCIATES, INC.

By:	/s/ Shelley F. Greenhaus
Name:	Shelley F. Greenhaus
Title:	President

Shelley F. Greenhaus

By:	/s/ Shelley F. Greenhaus
Name:	Shelley F. Greenhaus

Steven K. Gendal

By:	/s/ Steven K. Gendal
Name:	Steven K. Gendal